UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Genetron Holdings Limited
(Name of Issuer)

Ordinary share, par value $0.00002, represented by American Depositary Shares
(Title of Class of Securities)

37186H209
(CUSIP Number)

Frank Kung

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37186H209

(1)	Names of Reporting Entities Vivo Capital IX, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) OO

CUSIP No. 37186H209

(1)	Names of Reporting Entities Vivo Capital Fund IX, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) PN

CUSIP No. 37186H209

(1)	Names of Reporting Entities Vivo Opportunity, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) OO

CUSIP No. 37186H209

(1)	Names of Reporting Entities Vivo Opportunity Fund Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) PN

CUSIP No. 37186H209

(1)	Names of Reporting Entities Vivo Asia Opportunity, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) OO

CUSIP No. 37186H209

(1)	Names of Reporting Entities Vivo Asia Opportunity Fund Holdings, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each Reporting Entity 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of Reporting Entity (see instructions) PN

Explanatory Note: This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 19, 2023 (the “Original Schedule 13D”), which relates to the Ordinary Shares, par value $0.00002 (the “Ordinary Shares”), represented by American Depositary Shares (the “ADSs”), each of which represents fifteen Ordinary Shares, of Genetron Holdings Limited (the “Issuer” or the “Company”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

On March 28, 2024, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 28, 2024, pursuant to which the Merger became effective on March 28, 2024 (the “Effective Time”). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share of the Issuer issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement) and Ordinary Shares represented by ADSs, was cancelled and ceased to exist in exchange for the right to receive US$0.272 per Ordinary Share in cash, and each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares, together with the Ordinary Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$4.08 per ADS in cash.

At the Effective Time, certain Shares of the Rollover Shareholders, including all Shares held by Vivo Capital Fund IX, L.P., were cancelled and ceased to exist for no cash consideration from the Issuer in exchange of certain equity interest of Parent.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As a result of the Merger, as described in Item 4 of this Amendment No. 1, the Reporting Persons do not beneficially own any Ordinary Shares or ADSs, nor do they have any voting power or dispositive power over any Ordinary Shares or ADSs.

(c) Except as set forth in Item 4 of this Amendment No. 1, none of the Reporting Persons has effected any transaction of the Issuer’s Ordinary Shares or ADSs in the last 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of Ordinary Shares.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

VIVO CAPITAL FUND IX, L.P.

By:	Vivo Capital IX, LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO CAPITAL IX, LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By:	Vivo Opportunity, LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO OPPORTUNITY, LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member
VIVO ASIA OPPORTUNITY FUND HOLDINGS, L.P.

By:	Vivo Asia Opportunity, LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

VIVO ASIA OPPORTUNITY, LLC

/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member